Exhibit 99.1

BIRKS GROUP AND RIDEAU ANNOUNCE STRATEGIC ALLIANCE:

RIDEAU ACQUIRES BIRKS CORPORATE SALES DIVISION AND THE TWO ENTER INTO SUPPLY AND LICENSING AGREEMENTS FOR BIRKS BUSINESS PRODUCTS

MONTREAL, QC, AUG. 4, 2015 - Birks Group Inc. (NYSE MKT LLC:BGI) and Rideau Recognition Solutions Inc. announce that they have executed a definitive asset purchase agreement whereby Birks Group sold its Corporate Sales Division, also known as “Birks Business”, to Rideau for CAD $5.625 million (or approximately USD $4.3 million). The Corporate Sales Division services business customers by providing them with unique items for recognition programs, service awards and business gifts.

Under the terms of the agreement, Rideau acquired the existing inventory of the Birks Corporate Sales Division and will continue the employment of the existing employees of the Corporate Sales Division. In addition, as part of the agreement, Birks will supply Rideau with Birks-branded jewelry and watches and Birks will receive ongoing royalty payments from Rideau related to the license of the Birks Business Brand and future sales of Birks-branded products.

“The sale of our Corporate Sales Division is part of our long-term corporate strategy to focus our efforts and resources on our core objectives to develop and grow the Birks product and retail brands,” said Jean-Christophe Bédos, President and Chief Executive Officer of Birks Group. “By unlocking the value of our corporate sales operations through this agreement with Rideau, we will reinvest the funds to continue to strengthen our retail distribution with the goal of generating long-term brand and shareholder value. Rideau’s team members are seasoned experts in the field of employee recognition and corporate gifting. We are pleased that our Corporate Sales Division employees are joining the Rideau team and are confident that Rideau, with the addition of this corporate sales team, will be a great partner in delivering the superior brand experience that Birks Business customers expect.”

“There’s great synergy in this partnership,” said Peter W. Hart, Chief Executive Officer of Rideau. “We’re combining the power of the Birks Brand with the strength of Rideau’s technology, distribution capabilities and leadership in the recognition market. Both companies are made stronger because of it. I speak on behalf of our employees when I say we’re honoured by this vote of confidence from this iconic Canadian company.”

About Birks

Birks Group is a leading operator of luxury jewelry stores in the United States and Canada. As of July 31, 2015, the Company operated 28 stores under the Birks brand in most major metropolitan markets in Canada, 17 stores in Florida and Georgia under the Mayors brand, one store under the Rolex brand name and two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks Group web site, www.birksgroup.com.

About Rideau Recognition Solutions

Rideau helps Global 2000 employers inspire greatness in their people through the power of recognition and rewards. Rideau’s full suite of employee recognition and reward solutions are used to motivate and engage more than two million employees in more than 90 countries to adhere to their company’s values, increase productivity, boost revenues, achieve reduced costs from lower absenteeism and turnover, and improve overall customer satisfaction. Rideau is a full service provider of tailor-made programs delivering everything from strategy, program design, advanced software, training, program management and analytics. Find out more at www.rideau.com.

CONTACTS:

BIRKS – Press:

Eva Hartling

Vice President, Marketing & Communications

ehartling@birksgroup.com

(514) 397-2496

BIRKS - Financial Community:

Pat Di Lillo

Vice President, Chief Financial & Administrative Officer

pdilillo@birksgroup.com

(514) 397-2592

RIDEAU:

Marie-Emmanuelle Khoury

mekhoury@torchiacom.com

(514) 288-8290, poste 214

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the Company’s performance and strategies, including the Company being able to reinvest the funds to continue to strengthen our retail distribution with the goal of generating long-term shareholder value; and that Rideau will be a great partner in delivering superior brand experience. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that we will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; and (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially are set forth in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2015 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

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